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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2009

Commission File Number  001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

This Form 6-K consists of the following exhibits attached hereto:

1. Yucheng Concentrates on Growing Software & Solutions Business and Sells Elegon JV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: July 14, 2009	By:	/s/ Weidong Hong
Name: Weidong Hong
Title: Chief Executive Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number          Description

1. Yucheng Concentrates on Growing Software & Solutions Business and Sells Elegon JV

Yucheng Concentrates on Growing Software & Solutions
Business and Sells Elegon JV

BEIJING, July 14, 2009 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions to China's banking industry, today announced that it intends to concentrate on developing its Software & Solutions business and has sold its 49% holding in Elegon Infotech, Ltd.

The overall China’s banking industry is expected to continue double-digit IT spending growth for the next several years, with the majority of IT spending growth coming from small to medium-sized banks (SMBs).  To capture this market, solutions need to be tailored to SMBs’ unique requirements in terms of scope and sophistication, while recognizing the future scalability requirements as SMBs enhance their competitive position against the Top Four banks.  As a leading total solution provider with the most comprehensive solution offerings for banks in China, Yucheng is well positioned to further expand its market share.

Mr. Weidong Hong, CEO of Yucheng Technologies stated, “In the past, Yucheng has been overextended and unable to allocate the resources necessary to promote each of our growth initiatives.  By refocusing on our core competency in Software & Solution for the banking industry, we have a clear mandate from which to drive our business and financial growth.”

Yucheng sold its 49% equity stake in Elegon Infotech, Ltd. to its joint venture partner, 3i Infotech, Ltd.  Yucheng will continue to work with 3i Infotech to explore new cooperation opportunities in the banking industry.

About Yucheng Technologies Limited
Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry.  Headquartered in Beijing, China, Yucheng has approximately 2,000 employees and has established an extensive network for serving its banking clients nationwide, with subsidiaries and representative offices in 23 cities.  Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as web banking and call centers; (ii) Business Solutions, such as core banking systems, foreign exchange and treasury management; and (iii) Management Solutions, such as risk analytics and business intelligence.  Yucheng is also a leading third-party provider of POS merchant acquiring services in partnership with banks in China.

For Further Information
Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties.  Forward-looking statements are statements that are not historical facts.  Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words.  Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission.  The information set forth herein should be read in light of such risks.  Yucheng assumes no obligation to update the information contained in this press release.